SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Augusta Resource Corporation

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

050912

(CUSIP Number)

HudBay Minerals Inc.

Suite 2501, Dundee Place, 1 Adelaide Street E.,

Toronto, ON M5C 2V9

Attention: H. Maura Lendon,

Senior Vice President, Corporate Services and Chief Legal Officer

(416) 362-2335

with a copy to:

Mark L. Mandel, Esq.

White & Case LLP

1155 Avenue of the Americas

New York, NY 10036

(212) 819-8546

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 27, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies of this statement are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 050912

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). HudBay Minerals Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization Canada

Number of shares beneficially owned by each reporting person With	7. Sole voting power 20,242,285[1]
8. Shared voting power 0
9. Sole dispositive power 20,242,285
10. Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 20,242,285
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13.	Percent of class represented by amount in Row (11) 14.5%[2]
14.	Type of reporting person (see instructions) CO

[1]	Includes:
(i) 3,883,900 common shares purchased on the open market between July 23, 2010 and August 18, 2010 and (ii) (A) 10,905,590 common shares (the “Shares”) and (B) 5,452,795 common shares issuable upon the exercise of purchase warrants (the “Warrants”). The Shares and the Warrants are issuable by the Issuer to HudBay Minerals Inc. (“HudBay”) pursuant to the Subscription Agreement (the “Subscription Agreement”), dated August 23, 2010, between the Issuer and HudBay. The Subscription Agreement provides for the sale to HudBay of 10,905,590 Units (the “Units”) for a purchase price of C$2.75 per Unit. Each Unit will consist of one common share of the Issuer and one-half of one common share purchase warrant of the Issuer. Each whole Warrant will entitle the holder to acquire one common share of the Issuer at an exercise price of C$3.90 at any time during the 18 months following closing of the transaction (subject to early expiry of the Warrants in certain circumstances).
[2]

Based on 123,027,879 common shares of the Issuer outstanding as of August 23, 2010 as represented by the Issuer in the Subscription Agreement and the issuance of 10,905,590 Shares and 5,452,795 Warrants pursuant to the Subscription Agreement.

Item 1.	Security and Issuer

The class of equity securities to which this statement on Schedule 13D (the “Statement”) relates to is the common shares of Augusta Resource Corporation, a corporation existing under the laws of Canada (“Augusta” or the “Issuer”). The address of the principal executive offices of the Issuer is Suite 400, 837 West Hastings Street, Vancouver, British Columbia, Canada, V6C 3N6.

Item 2.	Identity and Background

(a) This statement is being filed by HudBay Minerals Inc., a corporation continued under the laws of Canada. The principal business of HudBay is the discovery and mining of base metals.

(b) The address of the principal office of HudBay is Dundee Place, Suite 2501, 1 Adelaide Street East, Toronto, Ontario M5C 2V9, Canada.

(c) Set forth in Schedule I to this Schedule 13D is the name, residence or business address and present principal occupation or employment of each of HudBay’s executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

(d) – (e) During the last five years, neither HudBay nor, to the knowledge of HudBay, any of the persons listed on Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each person listed in Schedule I hereto is a citizen of Canada. Mr. Tom A. Goodman is also a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The Units purchased by HudBay were purchased with cash generated from operations in a private transaction. The aggregate cost of the Units was C$29,990,372. During the last 12-month period, HudBay acquired additional common shares of the Issuer, at the respective dates and price per share amounts as set forth below, for a total cash payment of C$8,371,864.35, minus commissions. These acquisitions were funded by working capital.

Date	Number of Shares Purchased	Price per Share C$
July 23, 2010	201,600	1.72
July 26, 2010	266,600	1.83
July 27, 2010	286,200	1.81
July 28, 2010	158,000	1.97
July 29, 2010	195,300	2.02
July 30, 2010	324,700	2.21
August 3, 2010	262,300	2.39
August 4, 2010	212,500	2.38
August 5, 2010	105,800	2.78
August 6, 2010	111,600	2.35
August 9, 2010	190,500	2.45
August 10, 2010	77,100	2.40
August 11, 2010	177,000	2.31
August 12, 2010	211,800	2.24
August 13, 2010	115,900	2.24
August 16, 2010	473,900	2.10
August 17, 2010	434,200	2.17
August 18, 2010	78,900	2.24

Item 4.	Purpose of Transaction

The acquisition of the Shares and the Warrants was made to assist Augusta in the financing of the development of Augusta’s Rosemont copper mine project. HudBay will evaluate the investment in Augusta and may, among other things, increase or decrease its ownership and possibly pursue strategic initiatives with or in respect of Augusta depending on factors including market conditions, the business and prospects of Augusta and other alternatives available to HudBay from time to time. HudBay may also discuss such possibilities with Augusta’s directors, management, shareholders and other parties. Except as set forth herein, or as would occur upon completion of any of the actions discussed herein, HudBay has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)-(b) On August 27, 2010, HudBay purchased 10,905,590 Units in accordance with the terms of the Subscription Agreement and is therefore deemed to be the beneficial owner of the Shares and Warrants that comprise such Units. The following information with respect to the ownership of the common shares by HudBay is provided as of August 27, 2010:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
HudBay Minerals Inc.	20,242,285	14.5%	20,242,285	0	20,242,285	0

No director or executive officer of HudBay beneficially owns or is deemed to beneficially own any common shares of the Issuer as at August 27, 2010.

(c) During the past 60 days, HudBay has not entered into any transaction in the common shares except as otherwise specified in Item 3 herein.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the common shares beneficially owned by HudBay.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Confidentiality Agreement

HudBay and Augusta are parties to a confidentiality agreement dated March 1, 2010 (the “Confidentiality Agreement”) that, among other things, provides that both parties agree, subject to certain exceptions, to keep confidential all information received pursuant to the terms of the Confidentiality Agreement.

The Confidentiality Agreement also contains customary standstill provisions whereby both parties agree that for the following year they will not, and will cause their affiliates and representatives acting on their behalf and on behalf of their affiliates not to, among other things:

•

acquire or agree, offer, seek or propose to acquire (or request permission to do so) ownership of any of the assets or businesses of, or securities issued by, the other or any of its subsidiaries, or any rights or options to acquire such ownership (including from another person);

•

offer, seek or propose, or enter into any arrangement, agreement or understanding regarding, a merger, take-over bid, consolidation, amalgamation, plan of arrangement, business combination or other extraordinary transaction with or involving the other or any of its subsidiaries; or

•

seek or propose to influence or control the management or the policies of the other or any of its subsidiaries or to obtain representation on the Board of Directors of the other or any of its subsidiaries or to acquire effective control of the other or any of its subsidiaries, or solicit, or encourage or in any way participate in the solicitation of, any proxies or consents with respect to any securities of the other or any of its subsidiaries or attempt to influence the conduct of the shareholders or other security holders of the other or any of its subsidiaries;

unless specifically requested to do so in writing in advance by the Chief Executive Officer or the Board of Directors of the other, or a third party has:

•	commenced a take-over bid for at least 50% of the outstanding common shares of the other, or

•	entered into an agreement with the other providing for:

•

an amalgamation, plan of arrangement, take-over bid, business combination or other transaction of similar effect which, if successfully completed, would result in the shareholders of the other holding less than 50% of the outstanding voting securities of the resulting corporation or entity (or its parent corporation or entity, if the resulting corporation or entity is to be a wholly-owned subsidiary of another corporation or entity after successful completion of the transaction); or

•	the sale of all or substantially all of the assets of the other and its subsidiaries (on a consolidated basis), as applicable.

Permission Letter

HudBay and Augusta are parties to a letter agreement dated July 22, 2010 (the “Permission Letter”). Under the Permission Letter, Augusta waived the standstill provisions in the Confidentiality Agreement with respect to certain limited acquisitions of common shares of Augusta by HudBay on the Toronto Stock Exchange or NYSE Amex exchange. The waiver provided by the Permission Letter commenced on the date of the Permission Letter and, as described below, terminated on August 27, 2010.

The Subscription Agreement

The Subscription Agreement provides for the sale to HudBay of 10,905,590 Units for a purchase price of C$2.75 per Unit. Each Unit will consist of one Share and one-half of one Warrant of Augusta. Each whole Warrant will entitle the holder to acquire one common share of Augusta at an exercise price of C$3.90 at any time during the 18 months following closing of the sale of the Units (subject to early expiry of the Warrants in certain circumstances). Pursuant to the Subscription Agreement, Augusta has granted to HudBay the right to participate in future equity financings that might be undertaken by Augusta in the 24 months following closing of the sale of the Units on a basis that would permit HudBay to maintain its then current percentage equity ownership of Augusta.

The Subscription Agreement provides that, notwithstanding the standstill provision contained in the Confidentiality Agreement, HudBay is permitted to purchase the Units pursuant to the Subscription Agreement and to exercise the Warrants received pursuant to the Subscription Agreement in accordance with the terms of such Warrants. Further, the limited waiver of the standstill provision provided by the Permission Letter was suspended upon the execution of the Subscription Agreement and terminated upon the issuance of the Units pursuant to the Subscription Agreement.

Other than the Confidentiality Agreement and the Subscription Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of Augusta, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

The foregoing descriptions of the Confidentiality Agreement and the Subscription Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements and such agreements are incorporated by reference herein where references and descriptions of such agreements appear.

Item 7.	Material to be Filed as an Exhibit

Exhibit

99.1	Confidentiality Agreement, dated March 1, 2010, between the Issuer and HudBay.

99.2	Subscription Agreement, dated August 23, 2010, between the Issuer and HudBay.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 27, 2010

HudBay Minerals Inc.

By:	/s/ David Garofalo
Name:	David Garofalo
Title:	President and Chief Executive Officer

Schedule I

Directors and Officers of HudBay

The following table sets forth the name and principal occupation of employment, if applicable, of each director and executive officer of HudBay Minerals Inc. Unless otherwise indicated, the business address of such persons is c/o HudBay Minerals Inc., Dundee Place, Suite 2501, 1 Adelaide Street East, Toronto, Ontario, M5C 2V9, Canada.

Directors

Name	Principal Occupation and Address
G. Wesley Voorheis	Mr. Voorheis is Managing Director of VC & Co. Incorporated. Mr Voorheis’s address is Voorheis & Co LLP, Bay Adelaide Centre, 333 Bay Street, Suite 910, Toronto, ON M5H 2R2, Canada.

David Garofalo	Mr. Garofalo is President and Chief Executive Officer of HudBay.

J. Bruce Barraclough	Mr. Barraclough is a corporate director.

Alan R. Hibben	Mr. Hibben is a partner with Blair Franklin Capital Partners Inc. Mr. Hibben’s address is Blair Franklin Capital Partners Inc., Commerce Court West, Suite 1905, 199 Bay Street, P.O. Box 147, Toronto, ON M5L 1E2, Canada.

W. Warren Holmes	Mr. Holmes is a corporate director.

John. L. Knowles	Mr. Knowles is President and CEO of Wildcat Exploration Ltd. Mr. Knowles’s address is Wildcat Resources, Suite 203, 1780 Wellington Avenue Winnipeg, MB R3H 1B3, Canada.

Alan J. Lenczner	Mr. Lenczner is a partner at Lenczner Slaght Royce Smith Griffin LLP. Mr. Lenczner’s address is Lenczner Slaght Royce Smith Griffin LLP, 2600-130 Adelaide Street West, Toronto, ON M5H 3P5, Canada.

Kenneth G. Stowe	Mr. Stowe is Chief Executive Officer of Northgate Minerals Corporation. Mr. Stowe’s address is Northgate Minerals Corporation, 110 Yonge Street, Suite 1601, Toronto, ON M5C 1T4, Canada.

Executive Officers

Name	Principal Occupation
David Garofalo	President and Chief Executive Officer

David S. Bryson	Senior Vice President and Chief Financial Officer

Tom A. Goodman	Senior Vice President and Chief Operating Officer

Ken Gillis	Senior Vice President, Corporate Development

Alan T.C. Hair	Senior Vice President, Business Development and Technical Services

H. Maura Lendon	Senior Vice President, Corporate Services and Chief Legal Officer

Brad W. Lantz	Vice President, Mining

Cashel Meagher	Vice President, Exploration

John Vincic	Vice President, Investor Relations and Corporate Communications